FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 17, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces a Change in Management

Moscow, Russian Federation – October 17, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the departure of its Chief Financial Officer, Nikolai Tsekhomsky.

Mr. Tsekhomsky joined MTS in September 2002 as Finance Director and was subsequently appointed the Company’s Vice-President – Chief Financial Officer (CFO) in July 2003. Mr. Tsekhomsky is leaving MTS to join Vneshtorgbank (VTB).

Mr. Ulf Backmeyer, MTS’ Finance Director, has been appointed Acting CFO of the Company.

“Nikolai has been with MTS for over three years and has made a significant contribution to the Company’s success, including the development of a first-rate financial and reporting system. Nikolai also attracted some of the best talent to the Company’s financial function. I wish him all the best in his new endeavor,” commented Vassily Sidorov, MTS’ President and CEO.

Nikolai Tsekhomsky added, “The last few years have been both demanding and exciting. I have truly enjoyed being part of MTS’ management team, but I am looking forward to the new challenges ahead.”

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Biography

Ulf Backmeyer

Ulf Backmeyer was born in 1970 in Oldenburg, Germany. In 1996 he graduated from Passau University, Germany, with a diploma in Economics.

Mr. Backmeyer started his career with Deutsche Telekom, responsible for market analysis and new business development in the former Soviet Union. He represented Deutsche Telekom in the Regional Commonwealth in the Field of Communications, an intergovernmental union of telecom administrations of the former Soviet Union.

In 2003 Mr. Backmeyer joined MTS as Finance Director to manage MTS’ reorganization of its regional financial function throughout Russia and in the neighboring countries in which the Company has an operational presence. He is responsible for the integration of newly acquired companies into the financial structure of MTS and manages the regional financial function within the Company.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 223 2025
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 50.36 million subscribers. The regions of Russia, as well as Belarus, Ukraine, Uzbekistan, and Turkmenistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: October 17, 2005